Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 20 DATED DECEMBER 16, 2013
TO THE PROSPECTUS DATED FEBRUARY 6, 2013
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated February 6, 2013, as supplemented by supplement no. 12 dated July 15, 2013, supplement no. 16 dated October 17, 2013, supplement no. 17 dated November 4, 2013, supplement no. 18 dated November 8, 2013 and supplement no. 19 date December 4, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of an office property containing an aggregate of 1,457,724 rentable square feet in Chicago, Illinois.
Acquisition of 500 West Madison
On December 16, 2013, we, through an indirect wholly owned subsidiary, acquired from UST-GEPT Joint Venture, L.P. an office property containing 1,393,435 rentable square feet of office space and 64,289 rentable square feet of retail space located on approximately 2.9 acres of land in Chicago, Illinois (“500 West Madison”). The seller is not affiliated with us or our advisor.
The purchase price of 500 West Madison was $425.0 million plus closing costs. We funded the acquisition of 500 West Madison with proceeds from the 500 West Madison Mortgage Loan (discussed below), proceeds from existing credit facilities and proceeds from this offering.
500 West Madison was built in 1987. As of December 1, 2013, 500 West Madison was approximately 93% leased to more than 90 tenants.  The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of 500 West Madison is approximately $30.3 million. The current weighted-average remaining lease term for the tenants is approximately 5.8 years.  The current weighted-average rental rate (net of rental abatements) over the remaining lease term is $25.34 per square foot.
500 West Madison has one tenant that individually occupies more than 10% of the total rentable square feet of the property. The tenant is in the finance industry and is a leading global bank. This tenant occupies 152,089 rentable square feet, or approximately 10% of the total rentable square feet of 500 West Madison. Its lease expires on December 31, 2017, with one five-year extension option, pursuant to which the tenant may renew on a floor-by-floor basis. As of December 1, 2013, the annualized base rent (net of rental abatements) for this tenant was approximately $3.1 million, the remaining lease term was approximately 4.1 years and the average annual rental rate (net of rental abatements) over the remaining lease term was $21.81 per square foot.
We believe that 500 West Madison is suitable for its intended purpose and is adequately insured. We anticipate that we will invest approximately $70.0 million in renovations and improvements to 500 West Madison over the next six years. We expect to fund these renovations and improvements with proceeds from future debt financing, proceeds from this offering and proceeds from our dividend reinvestment plan. For federal income tax purposes, the cost of 500 West Madison, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.
Related Financing of 500 West Madison
On December 16, 2013, in connection with our acquisition of 500 West Madison, we, through an indirect wholly owned subsidiary, entered into a five-year mortgage loan with Wells Fargo Bank, National Association, an unaffiliated lender, for borrowings of up to $255.0 million secured by 500 West Madison (the “500 West Madison Mortgage Loan”). The 500 West Madison Mortgage Loan consists of $215.0 million of term debt, $20.0 million of non-revolving debt (the “First Non-Revolver Tranche”) and another $20.0 million of non-revolving debt (the “Second Non-Revolver Tranche”). At closing, the entire $255.0 million of the 500 West Madison Mortgage Loan was funded. We are obligated to pay down and have $20.0 million of availability under the First Non-Revolver Tranche by December 16, 2015 to be used for tenant improvements and leasing commissions, subject to certain terms and conditions contained in the loan documents. Following the repayment of the $20.0 million principal balance outstanding under the First Non-Revolver Tranche, we have the right to repay an additional amount of up to $20.0 million of the outstanding principal balance under the Second Non-Revolver Tranche. We also have a one-time option to re-borrow all or any portion of the Second Non-Revolver Tranche that was previously repaid, subject to certain terms and conditions contained in the loan documents.

The 500 West Madison Mortgage Loan matures on December 16, 2018, with a one-year extension option, subject to certain conditions and the payment of an extension fee equal to 0.15% of the outstanding principal balance at the time of the extension. The 500 West Madison Mortgage Loan bears interest at a floating rate of 165 basis points over one-month LIBOR during the term of the loan and monthly payments are interest only with the entire balance and all outstanding interest and fees due at maturity, assuming no prior prepayment. We entered into an interest rate swap that effectively fixes the interest rate on $215.0 million of the outstanding loan balance at 3.16% effective March 3, 2014 through December 16, 2018. We have the right to prepay the principal balance of the loan in full at any time and in part from time to time, subject to the terms of the loan agreement and upon payment to the lender of certain prepayment fees for any prepayment during the first three years of the loan, with the exception of the first $20.0 million prepayment of the First Non-Revolver Tranche and the Second Non-Revolver Tranche.
KBS REIT Properties III, LLC (“REIT Properties III”), our wholly owned subsidiary, is providing a limited guaranty of the 500 West Madison Mortgage Loan with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the lender as a result of certain intentional actions committed by us, the borrower under the 500 West Madison Mortgage Loan, REIT Properties III, our advisor and/or any affiliates of us or REIT Properties III in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the 500 West Madison Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the borrower under the 500 West Madison Mortgage Loan or REIT Properties III.

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